REPUBLIC POWER GROUP LTD.

June 29, 2022

Via EDGAR

Ms. Jan Woo

Ms. Olivia Bobes

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Republic Power Group Ltd.
Draft Registration Statement on Form F-1
Submitted March 18, 2022
CIK No. 0001912884

Dear Ms. Jan Woo and Ms. Olivia Bobes:

This letter is in response to the letter dated April 19, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover Page

1.	We note that Sai Bin Loi, Chairman of the Board, beneficially owns 68.75% of the shares prior to the offering. To the extent you will be a "controlled company" following the completion of this offering, please revise your cover page to disclose your status as a "controlled company" and provide appropriate risk factor disclosure.

Response: In response to the Staff’s comments, we revised our disclosure on the cover page, pages 5 and 18 of the Amended Draft Registration Statement to disclose that we will be a “controlled company” following the completion of this offering and we intend to take advantage of corporate governance exemptions available to controlled companies.

Prospectus Summary, page 1

2.	Please disclose in the prospectus summary that you generated 95.1% and 94.1% of your total revenues in 2021 and 2020, respectively, from one client. Also disclose that your independent auditors have expressed substantial doubt about the ability of Republic Power Group Limited to continue as a going concern.

Response: In response to the Staff’s comments, we revised our disclosure on page 3 of the Amended Draft Registration Statement to disclose that we generated 95.1% and 94.1% of our total revenues for the years ended June 30, 2021 and 2020, respectively, from one client, Heha Pte. Ltd. (“Heta”). We also disclosed on pages 3 and 12 of Amended Draft Registration Statement that our independent registered public accounting firm expressed substantial doubt regarding our ability to continue as a going concern.

Risk Factors, page 8

3.	Please include a risk factor focused on the risks associated with COVID-19. We note your reference on page 27 to a risk factor that your business could be materially harmed by the ongoing coronavirus pandemic which does not appear to be in the prospectus.

Response: In response to the Staff’s comments, we revised our disclosure on pages 3 and 8 of the Amended Draft Registration Statement to add a risk factor focused on the risks associated with COVID-19 and removed the reference on page 27 which was included in suck risk factor inadvertently.

Our business is dependent on our collaboration with our vendors..., page 10

4.	You state that two vendors accounted for 42.7% and 39.8% of your total purchases, respectively, in 2021. Please disclose the material terms of your agreements with the two vendors, including the identity of the vendors, term and termination provisions of the agreements, and any minimum purchase commitments. File the agreements as exhibits.

Response: In response to the Staff’s comments, we revised our disclosure on page 11 of the Amended Draft Registration Statement to disclose that the two vendors accounted for 42.7% and 39.8% of our total purchases for the year ended June 30, 2021 are Mr. Wee Chong Loi and Ad Navitas Pte. Ltd. (“Ad Navitas”), both of which are related parties. Mr. Wee Chong Loi is the son of Mr. Sai Bin Loi, our shareholder and the sole director, and Ad Navitas is owned by Mr. Sai Bin Loi. The commission fee agreement with Mr. Wee Chong Loi was filed as Exhibit 10.5 to the Amended Draft Registration Statement, and the service agreement with Ad Navitas was filed as Exhibit 10.6 to the Amended Draft Registration Statement.

Our business is dependent on certain major clients and changes..., page 10

5.	Please disclose the material terms of your agreements with the clients who accounted for 95.1% and 94.1% of your total revenues, respectively, in 2021 and 2020 including the identity of the clients, the term of the agreements and termination provisions. File the agreements as exhibits.

Response: In response to the Staff’s comments, we revised our disclosure on pages 3, 11, 50 of the Amended Draft Registration Statement to clarify that Heha accounted for 95.1% and 94.1% of our total revenues for the years ended June 30, 2021 and 2020, respectively. The joint partnership agreement with Heha was filed as Exhibit 10.7 to the Amended Draft Registration Statement.

We are an emerging growth company..., page 18

6.	We note your disclosure here that you have irrevocably elected not to avail your company of the exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies. However, on page 5 you disclose that you intend to take advantage of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Please advise or revise.

Response: In response to the Staff’s comments, we revised our disclosure on page 20 of the Amended Draft Registration Statement to clarify that the Company intends to take advantage of the benefits of the extended transition period granted to an “emerging growth company” for complying with new or revised accounting standards pursuant to the Jumpstart Our Business Startups Act of 2012, as amended.

Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

7.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comments, we revised our disclosure on pages 41 and 47 of the Amended Draft Registration Statement to indicate that we believe that our cash on hand and operating cash flows will be sufficient to fund our operations over at least the next 12 months from the date of the prospectus.

Management, page 50

8.	You state that Ad Navitas is a related party of your sole director and owned by a shareholder. To the extent that Sai Bin Loi is affiliated with Ad Navitas, please disclose the nature of the relationship.

Response: In response to the Staff’s comments, we revised our disclosure on pages 11 and 66 through 69 of the Amended Draft Registration Statement to disclose that Ad Navitas is owned by our sole director and our shareholder, Mr. Sai Bin Loi.

9.	Please provide compensation disclosure for your executive officers for the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comments, we revised our disclosure on page 62 of the Amended Draft Registration Statement to disclose compensation for our executive officers for the year ended December 31, 2021.

Consolidated Financial Statements

Note 10 - Related Party Balances and Transactions

c. Deposit paid for acquisition of subsidiary - related party, page F-21

10.	We note that you entered into a purchase agreement to acquire Consap Pte Ltd ("Consap"), for $2.4 million of which a deposit of $1.4 million has been paid to date. Provide us with your analysis of the significance of the company pursuant to Rule 3-05 of Regulation S-X. If it is greater than 50% significant, please provide us with your analysis as to whether you deem the acquisition to be probable.

Response: In response to the Staff’s comments, we performed the significance tests pursuant to Rule 3-05 of Regulation S-X by applying acquiree’s unaudited financial statements, and under all three tests (investment test, asset test and pretax income test), the results indicate the highest significance is below 50%.We concluded that no financial statements of Consap are required to be disclosed in the registration statement. In addition, as certain conditions to closing as set forth in the purchase agreement with Consap are not met yet, we believe there are uncertainties to deem the acquisition to be probable.

We performed the analysis pursuant to Rule 3-05 of Regulation S-X. Please refer to the table below for detailed calculation.

	Acquired Business - Consap Pte Ltd.	Republic Power Group Ltd.	Calculation Results
	SGD	SGD	Asset test	Investment test	Income test
As of June 30, 2021	Unaudited	Audited
Total assets as of June 30, 2021	226,149	5,381,790	4.20%
Total GAAP purchase price	1,856,171	5,381,790		34.5%
Income before income tax for the year ended June 30, 2021	63,859	2,630,147			2.43%

Note 13 - Subsequent events, page F-25

11.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Response: In response to the Staff’s comments, we revised our disclosure on pages F-25 and F-49 of the Amended Draft Registration Statement.

Exhibits

12.	Please file the consent of each director nominee who will serve as a director. See Rule 438 of Regulation C.

Response: In response to the Staff’s comments, we revised the exhibit index and file the director nominees’ consents as Exhibits 99.4 through 99.6 to the Amended Draft Registration Statement.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  In response to the Staff’s comments, we respectfully advise the Staff that neither we nor anyone authorized by us has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors in the future, we will supplementally provide copies to the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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